SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                 _______________

                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             DECISIONONE HOLDINGS CORP.
         _______________________________________________________________
                                 (Name of Issuer)


                            COMMON STOCK, $.01 PAR VALUE
         ______________________________________________________________
                          (Title of Class of Securities)


                                   2434560100
         ______________________________________________________________
                                  (CUSIP Number)


                                  DAVID A. KATZ
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                               NEW YORK, N.Y. 10019
                                 (212) 403-1302
         ______________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 7, 1997
         ______________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


                   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
         Rule 13d-1(b)(3) or (4), check the following box /   /.

                   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
         13d-1(a) for other parties to whom copies are to be sent.

                   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
         Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                                Page 1 of 16 Pages




           CUSIP No. 2434560100          13D        Page 2 of 16 Pages


         1    NAME OF PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO INVESTMENT FUND III, L.P.


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) /x/

                                                                  (b) / /

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                                  7    SOLE VOTING POWER
             NUMBER OF                 -0-
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -810,117-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    -0-
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -810,117-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              810,117

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.5%

         14   TYPE OF PERSON REPORTING*
              PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 2434560100          13D        Page 3 of 16 Pages


         1    NAME OF PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO OVERSEAS PARTNERS III, L.P.

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) /x/

                                                                  (b) / /

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                                  7    SOLE VOTING POWER
             NUMBER OF                 -0-
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  810,117
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    -0-
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       810,117

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              810,117

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.5%

         14   TYPE OF PERSON REPORTING*
              PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 2434560100          13D        Page 4 of 16 Pages


         1    NAME OF PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO (U.K.) PARTNERS III, L.P.

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) /x/

                                                                  (b) / /

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED KINGDOM

                                  7    SOLE VOTING POWER
             NUMBER OF                 -0-
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  810,117
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    -0-
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       810,117

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              810,117

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.5%

         14   TYPE OF PERSON REPORTING*
              PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 2434560100          13D        Page 5 of 16 Pages


         1    NAME OF PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO ADVISORS II, L.P.

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) /x/

                                                                  (b) / /

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                                  7    SOLE VOTING POWER
             NUMBER OF                 -0-
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  810,117
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    -0-
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       810,117

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              810,117

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.5%

         14   TYPE OF PERSON REPORTING*
              PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT








         ITEM 1.  SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of DecisionOne Holdings Corp., a Delaware corpora-tion ("DecisionOne"). The principal executive offices of Deci-sionOne are located at 50 East Swedesford Road, Frazer, Penn-sylvania, 19355.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f)

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):
         (1) Apollo Investment Fund III, L.P., a Delaware limited part-nership ("Fund III"), (2) Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners"), (3) Apollo (U.K.) Partners III, L.P., a limited partnership organized un-der the laws of the United Kingdom ("UK Partners" and, together with Fund III and Overseas Partners, the "Apollo Purchasers") and (4) Advisors (as defined below). The Reporting Persons are making this joint filing because they may be deemed to consti-tute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  Each of the Apollo Purchasers is principally engaged in the business of investment in securities. The principal office of each of the Apollo Purchasers is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

                  Apollo Advisors II, L.P., a Delaware limited partner-ship ("Advisors"), is the managing general partner of each of the Apollo Purchasers. Advisors is principally engaged in the business of serving as managing general partner of the Apollo Purchasers.

                  Apollo Capital Management II, Inc., a Delaware corpo-ration ("Apollo Capital"), is the general partner of Apollo Advisors. Apollo Capital is principally engaged in the busi-ness of serving as general partner to Advisors.

                  Apollo Management, L.P., a Delaware limited partner-ship ("Apollo Management"), serves as manager of the Apollo Purchasers and manages their day-to-day operations.

                  AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is










         principally engaged in the business of serving as general part-ner to Apollo Management.

                  The respective addresses of the principal office of Advisors, Apollo Capital, Apollo Management and AIM are c/o Apollo Advisors II, L.P., Two Manhatanville Road, Purchase, New York 10577.

                  Apollo Fund Administration II LDC, a Cayman Islands LDC ("Administration"), is the administrative general partner of each of Overseas Partners and UK Partners. Administration is principally engaged in the business of serving as adminis-trative general partner of Overseas Partners and UK Partners. The principal place of business of Administration is Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cay-man Islands, British West Indies.

                  Apollo Management (UK) Ltd., an English corporation ("Management UK"), is the resident general partner of UK Part-ners. Management UK is principally engaged in the business of serving as resident general partner of UK Partners. The ad-dress of the principal business of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

                  Attached as Schedule I to this Schedule 13D is infor-mation concerning the Reporting Persons and other persons and entities as to which such information is required to be dis-closed in response to Item 2 and General Instruction C to
         Schedule 13D.

         (d) and (e)

                  None of the Reporting Persons, Apollo Capital, Apollo Management, AIM, Administration, Management UK nor any of the persons or entities referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (ex-cluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceed-ing was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
















         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to the Subscription Agreement and the Merger Agreement (both as defined below in Item 4), the total consid-eration paid by the Apollo Purchasers in connection with their purchase of the Shares was $16,694,380.72. The acquisition of the Shares is described below in Item 4.

                  The Apollo Purchasers obtained funds to make the pur-chase described herein through capital contributions from their investors.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  The Apollo Purchasers entered into the Agreements (as defined below) to purchase of the Shares for general invest-ment purposes. The Apollo Purchasers retain the right to change their investment intent. In the event of a material change in the present plans of the Apollo Purchasers, the Re-porting Persons will amend this Schedule 13D to reflect such change.

                  Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  On May 4, 1997, DecisionOne and Quaker Holding Co., a Delaware corporation ("Quaker"), entered into the Agreement and Plan of Merger (the "Merger Agreement," attached hereto as Ex-hibit 1) pursuant to which Quaker agreed to merge with and into DecisionOne (the "Merger"). The Merger became effective on August 7, 1997 (the "Closing Date"). In connection with the Merger and the transactions contemplated thereby, effective August 7, 1997, Quaker entered into a Subscription Agreement (the "Subscription Agreement") with the Apollo Purchasers,
         DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A.L.P., DLJ Offshore Partners, L.P., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJMB Funding II, Inc., DLJ First ESC, L.L.C., DLJ EAB Part-ners, L.P., UK Investment Plan 1997 Partners (the "DLJ Enti-ties"), Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Associates and BCIP Trust Associates (collectively, "Bain"), Thomas H. Lee Equity Fund III, L.P., Thomas H. Lee Foreign Fund III, L.P., THL Co. - Investors III - A LLC, THL Co. - Investors III - B LLC (collectively, "THL"), DLJ Capital Corp., Sprout Growth II, L.P., The Sprout CEO Fund, L.P. ("Sprout") and Ontario Teachers' Pension Plan Fund ("Teachers", and collectively with the Apollo Purchasers, Bain, THL and Sprout, the "Institutional Investors"), pursuant to which the










         DLJ Entities and the Institutional Investors purchased shares of Common Stock of Quaker on the terms set forth in the Subscription Agreement. Upon consummation of the Merger and the purchase of the Shares, the percentage ownership of the outstanding Shares is as follows: (1) DLJ Entities, 60.6%;
         (2) Apollo Purchasers, 6.5%; (3) Bain, 6.5%; (4) THL, 6.5%;
         (5) Sprout, 3.8%; and (6) Teachers, 3.9%.

                  In connection with the Subscription Agreement, DecisionOne, the DLJ Entities, the Apollo Purchasers, the other Institutional Investors and certain members of DecisionOne management (the "Management Shareholders"), entered into an Investors' Agreement dated as of August 7, 1997 (the "Investors' Agreement"). The Investors' Agreement together with the Merger Agreement and the Subscription Agreement are sometimes referred to herein as the "Agreements."

                  The Investors' Agreement provides that subject to cer-tain ownership levels, the Institutional Investors will have certain corporate governance rights and that (i) the Board of Directors of DecisionOne will consist of 7 members, 4 of which will be nominated by the DLJ Entities, 2 of which will be inde-pendent directors satisfactory to the DLJ Entities and 1 of which will be nominated by the Management Shareholders; and
         (ii) the Institutional Investors will have certain Tag-along Rights, Drag-along Rights and registration rights with respect to the Shares (each as defined in the Investors' Agreement). The Investors' Agreement also provides certain restrictions regarding the investment made by the Management Shareholders as more fully described therein. Further, the Investors' Agreement provides for certain subscription rights in the event DecisionOne proposes to issue equity securities.

                  Each of the Agreements is filed as an exhibit to this
         Schedule 13D and is incorporated herein by reference. The foregoing descriptions of the Agreements are qualified in their entirety by reference to such exhibits.

























         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

                  Fund III has acquired 738,693 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 5.9% of the outstanding Shares as of August 8, 1997 (the "Outstanding Shares"). Fund III has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares.

                  Overseas Partners has acquired 44,117 Shares pursuant to the Subscription Agreement and the Merger Agreement, repre-senting approximately 0.3% of the Outstanding Shares. Overseas Partners has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares.

                  UK Partners has acquired 27,307 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 0.2% of the Outstanding Shares. UK Partners has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares.

                  Each of Advisors and Apollo Capital may be deemed, pursuant to the attribution rules of Rule 13d-3 of the Exchange Act, to be the beneficial owner of 810,117 Shares, representing approximately 6.5% of the Outstanding Shares. Each of Advisors and Apollo Capital disclaim beneficial ownership of such Shares.

                  The statements in this Schedule 13D shall not be con-strued as an admission that a Reporting Person is the benefi-cial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Agreements.

                  In addition, by virtue of the Agreements, each of the Reporting persons may be deemed to share voting and dispositive power with respect to the Shares. The Reporting Persons dis-claim the existence of such shared power.

         (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

         (d)  Not applicable

         (e)  Not applicable













         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The response to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 -   Merger Agreement, dated as of May 4, 1997

         Exhibit 2 -   Subscription Agreement, dated as of August 7,
                       1997

         Exhibit 3 -   Investors' Agreement, dated as of August 7, 1997










































                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In ad-dition, by signing below, the undersigned agrees that this
         Schedule 13D may be filed jointly on behalf of each of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III, L.P.

         Dated as of the 18th day of August, 1997.

         APOLLO INVESTMENT FUND III, L.P.

              By: Apollo Advisors II, L.P.,
                  its General Partner

                  By:  Apollo Capital Management II, Inc.,
                       its General Partner

                       By:  /s/ Michael D. Weiner
                            Name:      Michael D. Weiner
                            Title:     Vice President

         APOLLO OVERSEAS PARTNERS III, L.P.

              By: Apollo Advisors II, L.P.,
                  its General Partner

                  By:  Apollo Capital Management II, Inc.,
                       its General Partner

                       By:  /s/ Michael D. Weiner
                            Name:      Michael D. Weiner
                            Title:     Vice President

         APOLLO (U.K.) PARTNERS III, L.P.

              By: Apollo Advisors II, L.P.,
                  its General Partner

                  By:  Apollo Capital Management II, Inc.,
                       its General Partner

                       By:  /s/ Michael D. Weiner
                            Name:      Michael D. Weiner
                            Title:     Vice President














         APOLLO ADVISORS II, L.P.

              By: Apollo Capital Management II, Inc.,
                  its General Partner

                  By:  /s/ Michael D. Weiner
                       Name:      Michael D. Weiner
                       Title:     Vice President




















































                                    SCHEDULE I

                  The following sets forth information with respect to the general partners, executive officers, directors and princi-pal shareholders of Advisors, Apollo Capital, Apollo Manage-ment, AIM, Administration and Management UK. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Schedule I relates. Except as otherwise indicated in this Schedule I or in the
         Schedule 13D to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Pur-chase, New York 10577, and each such person or entity is a citizen of the United States of America.

                  The principal business of Advisors is to provide ad-vice regarding investments by, and serving as general partner to, the Apollo Purchasers, and the principal business of Apollo Capital is that of serving as general partner of Advisors. The principal business of Apollo Management is to serve as the man-ager of the Apollo Purchasers. The principal business of AIM is to serve as general partner to Apollo Management.

                  The principal occupation of each of Messrs. Leon D. Black and John J. Hannan is to act as an executive officer and director of Apollo Capital and AIM. Messrs. Black and Hannan are also limited partners of Advisors and Apollo Management.

                  Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to pro-vide advice regarding investments in securities and the princi-pal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The busi-ness address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

                  Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the follow-ing positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Ser-vices; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cay-man Islands corporation which is principally engaged in the











         provision of trust, banking and corporate administration ser-vices, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides ac-counting, administrative and other services to Administration pursuant to a contract. Mr. Leon D. Black is the beneficial owner of the stock of Administration.






















































                                  EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.

            1       Merger Agreement, dated as of May 4, 1997

            2       Subscription Agreement, dated as of
                    August 7, 1997

            3       Investors' Agreement, dated as of
                    August 7, 1997








































                                       -16-